**LIMITED LIABILITY COMPANY AGREEMENT**

**Sieve, LLC**

A Member-Managed Limited Liability Company

# TEXAS COMPANY AGREEMENT

THIS COMPANY AGREEMENT is made and entered into effective August 17, 2020, by and among: Arati Sharashchandra Bhosale, and Sameer Prabhakarrao Bhoite, collectively referred to in this agreement as the "Members".

## SECTION 1
## THE LIMITED LIABILITY COMPANY

1.1 **Formation**. Effective August 17, 2020, the Members form a limited liability company under the name Sieve, L.L.C. (the "Company") on the terms and conditions in this Company Agreement (the "Agreement") and pursuant to Chapter 101 Limited Liability Companies (State Law) of the State of Texas (the "Act"). The Members agree to file with the appropriate agency within the State of Texas charged with processing and maintaining such records all documentation required for the formation of the Company. The rights and obligations of the parties are as provided in the Act except as otherwise expressly provided in this Agreement.

1.2 **Name**. The business of the Company will be conducted under the name Sieve, L.L.C., or such other name upon which the Members may unanimously agree.

1.3 **Purpose**. The purpose of the Company is to engage in any lawful act or activity for which a Limited Liability Company may be formed within the State of Texas.

1.4 **Office**. The Company will maintain its principal business office within the State of Texas at the following address: 3803 Walker Falls Lane, Fulshear, Tx 77441.

1.5 **Registered Agent**. Arati S Bhosale is the Company's initial registered agent in the State of Texas, and the registered office is 3803 Walker Falls Lane, Fulshear, Tx 77441.

1.6 **Term**. The term of the Company commences on August 17, 2020 and shall continue perpetually unless sooner terminated as provided in this Agreement.

1.7 **Names and Addresses of Members**. The Members' names and addresses are attached as Schedule 1 to this Agreement.

1.8 **Admission of Additional Members**. Except as otherwise expressly provided in this Agreement, no additional members may be admitted to the Company through issuance by the company of a new interest in the Company without the prior unanimous written consent of the Members.

## SECTION 2

## CAPITAL CONTRIBUTIONS

2.1 **Initial Contributions**. The Member's capital contribution shall be set forth on the books and records of the Company. The Member may, but is not required to, contribute such other amounts or property as it may from time to time deem necessary or appropriate.

2.2 **Additional Contributions**. No Member shall be obligated to make any additional contribution to the Company's capital without the prior unanimous written consent of the Members.

2.3 **No Interest on Capital Contributions**. Members are not entitled to interest or other compensation for or on account of their capital contributions to the Company except to the extent, if any, expressly provided in this Agreement.

## SECTION 3

## ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS

3.1 **Profits/Losses**. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative ownership interest in the Company as set forth in Schedule 2 as amended from time to time in accordance with U.S. Department of the Treasury Regulation 1.704-1.

3.2 **Distributions**. The Members shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Managers. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(d).

3.3 **No Right to Demand Return of Capital**. No Member has any right to any return of capital or other distribution except as expressly provided in this Agreement. No Member has any drawing account in the Company.

## SECTION 4

## INDEMNIFICATION

The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with

respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he/she reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful

## SECTION 5

## POWERS AND DUTIES OF MANAGERS

5.1 **Management of Company**.

5.1.1 The Members, within the authority granted by the Act and the terms of this Agreement shall have the complete power and authority to manage and operate the Company and make all decisions affecting its business and affairs.

5.1.2 Except as otherwise provided in this Agreement, all decisions and documents relating to the management and operation of the Company shall be made and executed by a Majority in Interest of the Members.

5.1.3 Third parties dealing with the Company shall be entitled to rely conclusively upon the power and authority of a Majority in Interest of the Members to manage and operate the business and affairs of the Company.

5.2 *Decisions by Members*. Whenever in this Agreement reference is made to the decision, consent, approval, judgment, or action of the Members, unless otherwise expressly provided in this Agreement, such decision, consent, approval, judgment, or action shall mean a Majority of the Members.

5.3 *Withdrawal by a Member*. A Member has no power to withdraw from the Company, except as otherwise provided in Section 8.

## SECTION 6

## SALARIES, REIMBURSEMENT, AND PAYMENT OF EXPENSES

6.1 **Organization Expenses**. All expenses incurred in connection with organization of the Company will be paid by the Company.

6.2 **Salary**. No salary will be paid to a Member for the performance of his or her duties under this Agreement unless the salary has been approved in writing by a Majority of the Members.

6.3 **Legal and Accounting Services**. The Company may obtain legal and accounting services to the extent reasonably necessary for the conduct of the Company's business.

## SECTION 7

## BOOKS OF ACCOUNT, ACCOUNTING REPORTS, TAX RETURNS, FISCAL YEAR, BANKING

7.*1* **Method of Accounting**. The Company will use the method of accounting previously determined by the Members for financial reporting and tax purposes.

7.2 **Fiscal Year; Taxable Year**. The fiscal year and the taxable year of the Company is the calendar year.

7.3 **Capital Accounts**. The Company will maintain a Capital Account for each Member on a cumulative basis in accordance with federal income tax accounting principles.

7.4 **Banking**. All funds of the Company will be deposited in a separate bank account or in an account or accounts of a savings and loan association in the name of the Company as determined by a Majority of the Members. Company funds will be invested or deposited with an institution, the accounts or deposits of which are insured or guaranteed by an agency of the United States government.

## SECTION 8

## TRANSFER OF MEMBERSHIP INTEREST

8.1 **Sale or Encumbrance Prohibited**. Except as otherwise permitted in this Agreement, no Member may voluntarily or involuntarily transfer, sell, convey, encumber, pledge, assign, or otherwise dispose of (collectively, "Transfer") an interest in the Company without the prior written consent of a majority of the other non-transferring Members determined on a per capita basis.

8.2 **Right of First Refusal**. Notwithstanding Section 8.1, a Member may transfer all or any part of the Member's interest in the Company (the "Interest") as follows:

8.2.1 The Member desiring to transfer his or her Interest first must provide written notice (the "Notice") to the other Members, specifying the price and terms on which the Member is prepared to sell the Interest (the "Offer").

8.2.2 For a period of 30 days after receipt of the Notice, the Members may acquire all, but not less than all, of the Interest at the price and under the terms specified in the Offer. If the other Members desiring to acquire the Interest cannot agree among themselves on the allocation of the Interest among them, the allocation will be proportional to the Ownership Interests of those Members desiring to acquire the Interest.

8.2.3 Closing of the sale of the Interest will occur as stated in the Offer; provided, however, that the closing will not be less than 45 days after expiration of the 30-day notice period.

8.2.4 If the other Members fail or refuse to notify the transferring Member of their desire to acquire all of the Interest proposed to be transferred within the 30-day period following receipt of the Notice, then the Members will be deemed to have waived their right to acquire the Interest on the terms described in the Offer, and the transferring Member may sell and convey the Interest consistent with the Offer to any other person or entity; provided, however, that notwithstanding anything in

Section 8.2 to the contrary, should the sale to a third person be at a price or on terms that are more favorable to the purchaser than stated in the Offer, then the transferring Member must reoffer the sale of the Interest to the remaining Members at that other price or other terms; provided, further, that if the sale to a third person is not closed within six months after the expiration of the 30-day period describe above, then the provisions of Section 8.2 will again apply to the Interest proposed to be sold or conveyed.

8.2.5 Notwithstanding the foregoing provisions of Section 8.2, should the sole remaining Member be entitled to and elect to acquire all the Interests of the other Members of the Company in accordance with the provisions of Section 8.2, the acquiring Member may assign the right to acquire the Interests to a spouse, lineal descendent, or an affiliated entity if the assignment is reasonably believed to be necessary to continue the existence of the Company as a limited liability company.

8.3 **Substituted Parties**. Any transfer in which the Transferee becomes a fully substituted Member is not permitted unless and until:

8.3.1 The transferor and assignee execute and deliver to the Company the documents and instruments of conveyance necessary or appropriate in the opinion of counsel to the Company to effect the transfer and to confirm the agreement of the permitted assignee to be bound by the provisions of this Agreement; and

8.3.2 The transferor furnishes to the Company an opinion of counsel, satisfactory to the Company, that the transfer will not cause the Company to terminate for federal income tax purposes or that any termination is not adverse to the Company or the other Members.

8.4 **Death, Incompetency, or Bankruptcy of Member**. On the death, adjudicated incompetence, or bankruptcy of a Member, the successor in interest to the Member (whether an estate, bankruptcy trustee, or otherwise) will receive only the economic right to receive distributions whenever made by the Company and the Member's allocable share of taxable income, gain, loss, deduction, and credit (the "Economic Rights") unless and until a majority of the other Members determined on a per capita basis admit the transferee as a fully substituted Member in accordance with the provisions of Section 8.3.

8.4.1 Any transfer of Economic Rights pursuant to Section 8.4 will not include any right to participate in management of the Company, including any right to vote, consent to, and will not include any right to information on the Company or its operations or financial condition. Following any transfer of only the Economic Rights of a Member's Interest in the Company, the transferring Member's power and right to vote or consent to any matter submitted to the Members will be eliminated, and the Ownership Interests of the remaining Members, for purposes only of such votes, consents, and participation in management, will be proportionately increased until such time, if any, as the transferee of the Economic Rights becomes a fully substituted Member.

## SECTION 9
## DISSOLUTION AND WINDING UP OF THE COMPANY

9.1 **Dissolution**. The Company will be dissolved on the happening of any of the following events:

9.1.1 Sale, transfer, or other disposition of all or substantially all of the property of the Company;

9.1.2 The agreement of all of the Members;

9.1.3 By operation of law; or

9.1.4 The death, incompetence, expulsion, or bankruptcy of a Member, or the occurrence of any event that terminates the continued membership of a Member in the Company, unless there are then remaining at least the minimum number of Members required by law and all of the remaining Members, within 120 days after the date of the event, elect to continue the business of the Company.

9.2 **Winding Up**. On the dissolution of the Company (if the Company is not continued), the Members must take full account of the Company's assets and liabilities, and the assets will be liquidated as promptly as is consistent with obtaining their fair value, and the proceeds, to the extent sufficient to pay the Company's obligations with respect to the liquidation, will be applied and distributed, after any gain or loss realized in connection with the liquidation has been allocated in accordance with Section 3 of this Agreement, and the Members' Capital Accounts have been adjusted to reflect the allocation and all other transactions through the date of the distribution, in the following order:

9.2.1 To payment and discharge of the expenses of liquidation and of all the Company's debts and liabilities to persons or organizations other than Members;

9.2.2 To the payment and discharge of any Company debts and liabilities owed to Members; and

9.2.3 To Members in the amount of their respective adjusted Capital Account balances on the date of distribution; provided, however, that any then outstanding Default Advances (with interest and costs of collection) first must be repaid from distributions otherwise allocable to the Defaulting Member pursuant to Section 9.2.3.

## SECTION 10
## GENERAL PROVISIONS

10.1 **Amendments**. Amendments to this Agreement may be proposed by any Member. A proposed amendment will be adopted and become effective as an amendment only on the written approval of all of the Members.

10.2 **Governing Law**. This Agreement and the rights and obligations of the parties under it are governed by and interpreted in accordance with the laws of the State of Texas (without regard to principles of conflicts of law).

10.3 **Entire Agreement; Modification**. This Agreement constitutes the entire understanding and agreement between the Members with respect to the subject matter of this Agreement. No agreements, understandings, restrictions, representations, or

warranties exist between or among the members other than those in this Agreement or referred to or provided for in this Agreement. No modification or amendment of any provision of this Agreement will be binding on any Member unless in writing and signed by all the Members.

10.4 **Attorney Fees**. In the event of any suit or action to enforce or interpret any provision of this Agreement (or that is based on this Agreement), the prevailing party is entitled to recover, in addition to other costs, reasonable attorney fees in connection with the suit, action, or arbitration, and in any appeals. The determination of who is the prevailing party and the amount of reasonable attorney fees to be paid to the prevailing party will be decided by the court or courts, including any appellate courts, in which the matter is tried, heard, or decided.

10.5 **Further Effect**. The parties agree to execute other documents reasonably necessary to further effect and evidence the terms of this Agreement, as long as the terms and provisions of the other documents are fully consistent with the terms of this Agreement.

10.6 **Severability**. If any term or provision of this Agreement is held to be void or unenforceable, that term or provision will be severed from this Agreement, the balance of the Agreement will survive, and the balance of this Agreement will be reasonably construed to carry out the intent of the parties as evidenced by the terms of this Agreement.

10.7 **Captions**. The captions used in this Agreement are for the convenience of the parties only and will not be interpreted to enlarge, contract, or alter the terms and provisions of this Agreement.

10.8 **Notices**. All notices required to be given by this Agreement will be in writing and will be effective when actually delivered or, if mailed, when deposited as certified mail, postage prepaid, directed to the addresses first shown above for each Member or to such other address as a Member may specify by notice given in conformance with these provisions to the other Members.

IN WITNESS WHEREOF, the parties to this Agreement execute this Company Agreement as of the date and year first above written.

MEMBERS:

| | |
|---|---|
| Sameer Prabhakarrao Bhoite | Bhoite |
| Printed/Typed Name | Signature |
| Arati Sharashchandra Bhosale | Bhosale |
| Printed/Typed Name | Signature |

## Listing of Members - Schedule 1

LIMITED LIABILITY COMPANY AGREEMENT

FOR Sieve, L.L.C.

LISTING OF MEMBERS

As of the 17 day of August, 2020 (Month, Year), the following is a list of Members of the Company:

| NAME | ADDRESS |
|---|---|
| Sameer Prabhakarrao Bhoite | [redacted] |
| Arati Sharashchandra Bhosale | |

Authorized by Member(s) to provide Member Listing as of this 17 day of August, 2020.

| | |
|---|---|
| Sameer Prabhakarrao Bhoite | Bhoite |
| Printed/Typed Name | Signature |
| Arati Sharashchandra Bhosale | Bhosale |
| Printed/Typed Name | Signature |

**Listing of Ownership - Schedule 2**

LIMITED LIABILITY COMPANY AGREEMENT

FOR Sieve, L.L.C.

Pursuant to ARTICLE 2, the Members' initial ownership is as follows:

| NAME | % OWNERSHIP |
|---|---|
| Sameer Prabhakarrao Bhoite | 63.6% |
| Arati Sharashchandra Bhosale | 36.4% |

SIGNED AND AGREED this 17 day of August, 2020.

Sameer Prabhakarrao Bhoite
Printed/Typed Name

Bhoite
Signature

Arati Sharashchandra Bhosale
Printed/Typed Name

Bhosale
Signature

# SIEVE, LLC FIRST AMENDMENT COMPANY AGREEMENT

This First Amendment to Sieve, LLC's Company Agreement is unanimously made and entered, pursuant to Section 1.8, into effective this October 4th, 2021, by Arati Sharashchandra Bhosale and Sameer Prabhakarrao Bhoite ("Members").

## SECTION 2

## CAPITAL CONTRIBUTIONS

2.1 **Initial Contributions**. Members contributions to the initial capital contribution are set forth in Company records.

2.4 **Membership Units**. The Company is authorized to issue a total of 500,000 Membership Units consisting of two classes, including 150,000 Common Units and 350,000 Preferred Units (interchangeably referred to as "Membership Units"). The rights, duties, and obligations of the Members of the Company shall be governed by the terms and conditions of this Agreement and shall be represented by Membership Units. The Company intends to pay preferred dividends and redeem preferred units over time from cash flows, if any, from business operations.

a. Preferred Member Units. The Company, at the management's option, at any time, redeem any number of outstanding Preferred units at a per unit rate at which each such Preferred unit was sold, plus any accrued preferred dividend. The Company's preferred units have proportional ownership, dividend benefits (based upon Company's financial performance as deemed appropriate by majority vote of Members). Holders of Preferred units have proportional voting rights. Holders of Preferred units have liquidation preferences over any common units. The result is that in the event of any liquidation, dissolution or winding up of the Company's affairs, whether voluntary or involuntary, the holders of Preferred units shall be entitled to recover their investment prior and in preference to any distribution of any of the Company's assets or surplus funds to the holders of common units.

b. Common Units. Each Common Unit shall have proportional ownership, dividend benefits (based upon Company's financial performance as deemed appropriate by majority vote of Members). Holders of Common units have no voting rights and are the lowest in priority in the event of liquidation.

2.5 Additional Membership Units. When available, additional Members may join by purchasing Common or Preferred Units. The purchasers of Membership Units shall be admitted as Members upon the acceptance of their Agreements to purchase Membership Units, receipt of their executed Amended Operating Agreement Counterpart Signature Page and Power of Attorney (the "Counterpart Signature Page") indicating their agreement to be bound by all the terms and conditions of this Agreement, and receipt of their respective Capital Contributions. New Members may be admitted pursuant to Section 1.8 of the Operating Agreement. Membership unit availability, quantity and purchase will be decided by a majority of the Member Units with voting authority as periodically presented.

IN WITNESS WHEREOF, the parties to this First Amendment to Sieve, LLC's Company Agreement as of the date and year first above written.

MEMBERS:

| | |
|---|---|
| Sameer Prabhakarrao Bhoite | Bhoite |
| Printed/Typed Name | Signature |
| Arati Sharashchandra Bhosale | Bhosale |
| Printed/Typed Name | Signature |